Exhibit 99.1
CHINA FINANCE ONLINE REPORTS FIRST QUARTER 2007 UNAUDITED FINANCIAL RESULTS
First Quarter 2007 Net Revenues Reached $4.0 Million
(Beijing, China, May 31, 2007) China Finance Online Co. Limited (Nasdaq: JRJC), a leading Chinese online financial information and listed company data provider, today announced its unaudited financial results for the first quarter ended March 31, 2007:
First Quarter 2007 Highlights
*	Net revenues of $4.0 million for Q1 2007, compared to $2.52 million for Q4 2006 and $1.41 million for Q1 2006.
*	Net income of $775,000 for Q1 2007, compared to net loss of $1.7 million for Q4 2006 and net income of $97,000 for Q1 2006. Excluding stock-based compensation expenses of $393,000, non-GAAP net income for Q1 2007 was $1.17 million.
*	Both basic and diluted net income per ADS were US$0.04, and both basic and diluted net income per share were US$0.01 for Q1 2007. Excluding stock-based compensation expenses, both non-GAAP basic and diluted net income per ADS were US$0.06, and both non-GAAP basic and diluted net income per share were US$0.01 for Q1 2007.
*	Net operating cash flows per ADS on diluted basis of $0.22 for Q1 2007.
*	Registered user accounts of jrj.com and stockstar.com grew to 6.57 million, an increase of 9% from the previous quarter. Fee-based active individual subscribers grew to 31,700, an increase of 12% from the previous quarter.
Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Reconciliation to Unaudited Condensed Consolidated Statements of Operations”, “Non-GAAP Measures” and “Reconciliations from operating profit to EBITDA and adjusted EBITDA”.
Financial Results
During the first quarter of 2007, China Finance Online reported net revenues of $4.0 million, compared to $1.41 million for the same period in 2006, and $2.52 million for the fourth quarter of 2006. The increase is primarily due to the growth in subscription service fees from individual customers. Revenues from subscription service fees paid by individual customers were $3.2 million in the first quarter of 2007, representing 80% of net revenues for the quarter. Revenues from wireless related services, provided by Stockstar which was acquired in 2006, were $299,000, representing 8% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers, a service line provided by Genius which was acquired in September 2006, were $192,000 in the first quarter of 2007, representing 5% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $247,000, representing 6% of net revenues for the quarter. Other revenues were $56,000, representing 1% of net revenues for the quarter.
Gross profit for the quarter was $3.16 million, compared to $1.19 million for the same period in 2006 and $1.89 million for the fourth quarter of 2006. Gross margin was 79% in the first quarter, compared to 85% for the same period in 2006 and to 75% for the fourth quarter of 2006. Cost of revenues for the first quarter of 2007 included website maintenance and development expenses of $525,000, which consists of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Since advertising-related services, which represent 6% of net revenues of the first quarter of 2007, are not a sizable business of the Company, website maintenance and development expenses do not have a direct relationship with net revenues recognized in the first quarter of 2007. Excluding website maintenance and development expenses of $525,000, the gross margin for the first quarter of 2007 would have been 92%.
Operating expenses for the first quarter totalled $2.79 million, an increase of 94% from $1.44 million reported for the same period in 2006, and an increase of 6% from $2.64 million from the previous quarter. The year-on-year increase is primarily due to the expansion in operating scale associated with the acquisitions of Stockstar.com and Shenzhen Genius. The quarter-on-quarter increase is primarily due to an increase in stock-based compensation expenses for new grants issued in the first quarter of 2007. Operating expenses for the first quarter of 2007 included $377,000 of stock-based compensation.
●	General and administrative expenses for the quarter were $1.20 million, an increase of 90% from $629,000 for the same period in 2006 and an increase of 14% from $1.05 million from the previous quarter. The year-on-year increase is primarily due to expansion in operating scale associated with the acquisitions of Stockstar.com and Shenzhen Genius; the quarter-on-quarter increase is primarily due to an increase in stock-based compensation expenses for new grants issued in the first quarter of 2007. General and administrative expenses for the first quarter included $326,000 in stock-based compensation, compared to $150,000 in the previous quarter.
●	Product development expenses for the quarter were $347,000, an increase of 266% from $95,000 for the same period in 2006, and an increase of 4% from $334,000 from the previous quarter, which is primarily due to increases in employee compensation as a result of increased headcount, including those with the recently acquired companies. Product development expenses for the quarter also included stock-based compensation of $26,000. In the prior quarter, product development expenses included stock-based compensation of $28,000.
●	Sales and marketing expenses for the first quarter increased by 74% from $717,000 for the same period in 2006 to $1.25 million and remained unchanged compared to the previous quarter. This year-over-year increase is largely due to compensation expenses as a result of increased sales force, including those with the recently acquired companies. Sales and marketing expenses for the first quarter of 2007 also included $25,000 in stock-based compensation.
As a result of the foregoing, income from operations for the first quarter of 2007 was $374,000, compared to operating loss of $249,000 for the same period in 2006 and operating loss of $741,000 for the fourth quarter of 2006. Adjusted income from operations (non-GAAP), which is defined as income from operations excluding stock-based compensation expenses, was $767,000 for the quarter.
Net income for the first quarter of 2007 was $775,000, compared to net income of $97,000 for the same period in 2006 and net loss of $1.70 million for the previous quarter. Non-GAAP net income, which excludes the stock-based compensation expenses of $393,000, was $1.17 million for the quarter.
As part of the net income for the first quarter, the Company recorded a net exchange gain of $62,000 due to the recent change in the exchange rates between U.S. dollar and RMB.
Net income margin for the first quarter of 2007 was 19%, compared to 7% for the same period in 2006 and -67% for the fourth quarter of 2006. Excluding the stock-based compensation expenses of $393,000, non-GAAP net income margin for the first quarter of 2007 would have been 29%. Total income tax benefit for the quarter was $85,000, compared to income tax provision of $11,000 for the same period in 2006 and income tax benefit of $77,000 for the fourth quarter of 2006.
Balance of cash and cash equivalents was approximately $49.50 million at the end of the first quarter of 2007.
Balance of deferred revenue, including current and non-current, as of March 31, 2007 reached the $10.89 million.
Operating cash inflow during the first quarter of 2007 was $8.8 million, among which, cash inflow from subscription services provided to individual customers was $7.2 million. Net operating cash flows for the first quarter of 2007 were $4.5 million. Net operating cash flows per ADS on diluted basis were $0.22 for the first quarter of 2007.
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were $944,000 for the first quarter of 2007.
In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return.

Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 on December 15, 2006 and the adoption of FIN 48 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.
Operating Results
As of March 31, 2007, the Company has 6.57 million registered user accounts of jrj.com and stockstar.com, compared to 6.05 million in the previous quarter, an increase of 9% quarter-on-quarter.
Fee-based active individual subscribers as of March 31, 2007 grew to 31,700, compared to 28,316 in the previous quarter, an increase of 12% from the previous quarter.
Outlook for Second Quarter 2007
The Company currently expects to generate net revenues in an amount ranging from $5.3 million to 5.5 million for the second quarter of 2007. This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
China Finance Online’s management team will host a conference call at 9:00PM Eastern Time on May 30, 2007 (or 9:00AM May 31, 2007 in the Beijing/HK time zone) following the announcement.
The conference call will be available on Webcast live and replay at: http://www.chinafinanceonline.com/investor/earning_releases.asp. The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 9876.
A replay of the call will be available from approximately 10:00PM Eastern Time on May 30, 2007 (or 10:00AM May 31, 2007 in the Beijing/HK time zone) to 10:00PM Eastern Time on June 6, 2007 (or 10:00AM June 7, 2007 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Access code for all regions: 267462.

About China Finance Online Co. Limited
China Finance Online Co. Limited specializes in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share, and EBITDA, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted to employees primarily due to the adoption of SFAS 123R, which became effective on January 1,

2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
Reconciliations of the Company’s non-GAAP financial measures to unaudited Condensed Consolidated Statements of Operations are set forth after the “Condensed Consolidated Statements of Operations” included in this release.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Dec. 31 2006	Mar. 31 2007

Assets
Current assets:
Cash and cash equivalents	$44,955	$49,500
Accounts receivable	478	809
Prepaid expenses and other current assets	928	1,780
Deferred tax assets	170	213

Total current assets	$46,531	$52,302
Property and equipment, net	1,698	2,232
Rental deposits	86	83
Cost method investment	12,607	12,607
Acquired intangible assets, net	2,045	1,993
Goodwill	8,152	8,152

Total assets	$71,119	$77,369

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue	$6,419	$10,080
Accrued expenses and other current liabilities	2,096	2,222
Income tax payable	5	6

Total current liabilities	$8,520	$12,308
Deferred tax liability	146	103
Deferred revenue non-current	—	814

Total liabilities	$8,666	$13,225
Shareholders’ equity
Ordinary shares	13	14
Additional paid in capital	65,757	66,383
Treasury shares	(13,200)	(13,200)
Retained earnings	8,249	9,024
Accumulated other comprehensive income	1,634	1,923

Total shareholders’ equity	$62,453	$64,144

Total liabilities and shareholders’ equity	$71,119	$77,369

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Mar 31, 2007	Mar 31, 2006	Dec 31, 2006

Net revenues	3,996	1,406	2,522
Cost of revenues (includes share-based compensation expenses of $16, $40 and $24 respectively)	(833)	(214)	(628)

Gross profit	3,163	1,192	1,894
Operating expenses
General and administrative (includes share-based compensation expenses of $326, $312 and $150 respectively)	(1,195)	(629)	(1,051)
Sales and marketing (includes share-based compensation expenses of $25, $39 and $23 respectively)	(1,247)	(717)	(1,250)
Product development (includes share-based compensation expenses of $26, $48 and $28 respectively)	(347)	(95)	(334)

Total operating expenses	(2,789)	(1,441)	(2,635)
Income(loss) from operations	374	(249)	(741)
Interest income	254	264	208
other income, net	62	93	82
Loss from impairment of cost method investment	—	—	(1,322)

Income(loss) before income tax benefit(provision)	690	108	(1,773)
Income tax benefit (provision)	85	(11)	77

Net income(loss)	775	97	(1,696)
Income(loss) attributable to ordinary shareholders	775	97	(1,696)
Net income(loss) per share
Basic and diluted	$0.01	$0.00	$-0.02
Net income(loss) per ADS
Basic	$0.04	$0.01	$-0.09
Diluted	$0.04	$0.00	$-0.08
Weighted average ordinary shares
Basic	94,950,703	93,621,903	93,676,903
Diluted	102,074,032	102,274,750	101,585,606
Weighed average ADSs
Basic	18,990,141	18,724,381	18,735,381
Diluted	20,414,806	20,454,950	20,317,121

China Finance Online Co. Limited
RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended Mar 31, 2007
	Reported	Adjustment			Adjusted
	US GAAP				Non-GAAP

Net revenues	3,996	—			3,996
Cost of revenues	(833)	16	(a	)	(817)
Gross profit	3,163				3,179

Operating expenses
General and administrative	(1,195)	326	(a	)	(869)
Product development	(347)	26	(a	)	(321)
Sales and marketing	(1,247)	25	(a	)	(1,222)
Total operating expenses	(2,789)	377			(2,412)
Income from operations	374	393			767
Interest income	254	—			254
Exchange gain (net)	62	—			62

Income before income tax benefit	690	393			1,083
Income tax benefit	85	—			85

Net income	$775	$393			$1,168

Net income per share
Basic and diluted	0.01				0.01

Net income per ADS

Basic and diluted	0.04				0.06

Weighted average ordinary shares
Basic	94,950,703				94,950,703
Diluted	102,074,032				102,074,032
Weighed average ADSs
Basic	18,990,141				18,990,141
Diluted	20,414,806				20,414,806

(a)	Exclude share-based compensation expense of $393,000 recorded under SFAS 123R.

Non-GAAP Measures

	Three months ended Mar. 31, 2007			Three months ended Mar. 31, 2006			Three months ended Dec. 31, 2006
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results
		(a)			(a)			(a)	(b)
Operating profit(loss)	374	393	767	(249)	439	190	(741)	225		(516)

	Three months ended Mar. 31, 2007			Three months ended Mar. 31, 2006
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment		Non-GAAP Results
		(a)			(a)			(a)	(b)
Net income (loss)	775	393	1,168	97	439	536	(1,696)	225	1,322	(149)

(a)	The adjustment is for share-based compensation expense primarily under SFAS 123R.

(b)	The adjustment is for cost method investment impairment in Moloon.
Reconciliations from operating profit to EBITDA and adjusted EBITDA

	Three months ended Mar. 31, 2007	Three months ended Mar. 31, 2006	Three months ended Dec. 31, 2006
	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)	(U.S. Dollar in thousands)
Operating profit (loss)	374	(249)	(741)
Add back: Depreciation	102	33	73
Amortization of intangibles and others	75	0	75
EBITDA	551	(216)	(593)
Add back: share-based compensation	393	439	225
Adjusted EBITDA	944	223	(368)